EXHIBIT 3.3

CHINA NATURAL RESOURCES, INC.

Board of Directors Resolution Cancelling the Designation of Series B Preferred Shares

The following Resolution was duly adopted by unanimous written consent in lieu of meeting of the Board of Directors of China Natural Resources, Inc. (the “Company”) on September 19, 2019:

NOTED, that by written resolutions of the Directors of the Company passed on 24 September 2004, the Directors designated and established 320,000 shares of the Company's authorized class of preferred shares as Series B Preferred Shares, without par value (the "Series B Preferred Shares"), having the preferences and relative, participating, optional, or other special rights of, and the qualifications, limitations and restrictions imposed upon the Series B Preferred Shares, as set out in such written resolutions; and be it further

NOTED, that on or around 3 February 2006, the sole holder of the 320,000 issued and outstanding Series B Preferred Shares exchanged such shares for 320,000 common shares, following which no Series B Preferred Shares have ever subsequently been issued by the Company, and accordingly no Series B Preferred Shares are currently issued or outstanding; and be it further

RESOLVED, that designation and establishment of 320,000 shares (none of which are currently issued or outstanding) as Series B Preferred Shares be and are hereby cancelled and revoked, to the intent and effect that all 10,000,000 preferred shares which the Company is authorized to issue (as specified in Clause 7 of the Memorandum of Association) shall be undesignated, and shall be available for designation and issue by the Directors as such series of shares as the Directors may determine.